82-3322

GRASIM
ADITYA BIRLA GROUP

RECEIVED
2005 NOV -8 P 1:15
[redacted]
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05012411

26th October, 2005

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

1. In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter/ half year ended 30th September, 2005, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

2. A copy of the Press Release being issued in above connection is also enclosed herewith.

Thanking you,

Yours faithfully,

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Ashok Malu
Company Secretary

encl : as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.

GRASIM, THE ADITYA BIRLA GROUP's FLAGSHIP COMPANY
RESULTS FOR Q2 FY 2006

Consolidated Financial Performance:

Rs. Crores

	Q2 FY06	Q2 FY05	% Change	H1 FY06	H1 FY05	% Change
Net Revenue	**2,327.7**	**2,221.7**	**4.8**	**4,795.8**	**4,501.5**	**6.5**
Gross Profit	**407.0**	**467.6**	**(13.0)**	**990.8**	**983.2**	**0.8**
Depreciation	137.4	148.3	(7.4)	272.8	283.1	(3.7)
Total Tax Expenses	68.7	112.1	(38.7)	188.4	304.9	(38.2)
Profit after Taxes	**200.9**	**207.2**	**(3.0)**	**529.6**	**395.2**	**34.0**
Less: Minority Share	**0.5**	**(8.0)**	**-**	**33.1**	**(28.8)**	**-**
Net Profit	**200.4**	**215.2**	**(6.9)**	**496.5**	**424.0**	**17.1**
EPS (Rs.)	**21.9**	**23.5**	**(6.9)**	**54.1**	**46.2**	**17.1**

Grasim, the flagship Company of the Aditya Birla Group, has posted good performance during the quarter ended 30th September 2005. Consolidated revenues were Rs.2,328 crores (Rs.2,222 crores). Net profit was Rs.200 crores (Rs.215 crores).

Two factors have had an adverse impact on the Q2 performance - firstly, the subdued performance by its Sponge Iron business due to the non-availability of natural gas and high-feedstock cost, and secondly, the floods in Gujarat which affected its subsidiary, UltraTech Cement Limited, in a major way. This was partially mitigated by the excellent performance of Grasim's Cement and Chemical businesses.

However, the Company has posted an improved performance for the first six months of the current financial year, with the Net profit rising by 17% to Rs.497 crores (Rs.424 crores).

Grasim's Stand-alone Financial Performance

The Company's stand-alone results for the quarter have been satisfactory, despite the downturn faced by two of its major businesses, viz., Viscose Staple Fibre and Sponge Iron. Revenues for the quarter were at Rs.1,639 crores (Rs.1,534 crores) while Net profit for the same period was at Rs.188 crores (Rs.220 crores).

The Company has been able to maintain its performance for the first half of the current year, despite the challenges faced by its two major businesses. While Revenues were higher by 5% at Rs.3,192 crores (Rs.3,051 crores), Net profit was maintained at Rs.439 crores(Rs.439 crores).

Highlights of Grasim's operations:

		Q2FY06	Q2FY05	% Change	FY 2005
Production -					
Viscose Staple Fibre	M.T.	50,231	61,378	-18%	2,47,952
Cement	Mn. M.T.	3.21	3.04	6%	12.44
White Cement	M.T.	87,763	69,506	26%	3,15,368
Sponge Iron	M.T.	1,25,944	202,976	-38%	7,80,341
Caustic Soda	M.T.	42,766	38,765	10%	1,61,966
Sales Volumes -					
Viscose Staple Fibre	M.T.	62,776	60,517	4%	2,31,533
Cement	Mn. M.T.	3.25	3.04	7%	12.63
White Cement	M.T.	81,557	69,049	18%	3,11,454
Sponge Iron	M.T.	1,40,275	189,959	-26%	7,72,799
Caustic Soda	M.T.	41,585	38,651	8%	1,63,111
Net Realisation -					
Viscose Staple Fibre	Rs./M.T.	72,160	79,585	-9%	79,008
Cement	Rs./M.T.	1,927	1,865	3%	1,874
White Cement	Rs./M.T.	5,815	5,594	4%	5,612
Sponge Iron	Rs./M.T.	11,956	11,763	2%	12,774
Chemical Products	Rs./M.T.	21,884	17,979	22%	18,836

(Cement numbers are excluding traded goods)

VSF Business

The Company took a conscious decision of scaling down its production, primarily to reduce inventory. This, coupled with the closure of the Nagda plant for 8 days due to delayed monsoons, resulted in capacity utilization being lower at 79% as against 97% in the corresponding quarter. Sales volumes were, however, up by 4% YoY. Realisations were down by 9% due to depressed cotton prices. Margins were under pressure as input costs, particularly chemicals and sulphur, registered a sharp rise.

However, the current quarter's performance has shown good improvement over the immediately preceding first quarter of the current year, reflecting a healthy recovery. A sharp recovery in domestic demand and improved direct exports resulted in a healthy growth of 19% in sales volumes and higher operating margins. VSF business is expected to perform better in the second half of the current year.

Going forward, the Company's thrust will be on value added new products and application development. The Company's Research & Application Centre at Kharach (Gujarat) will foster the development of new applications and value added products, which is expected to translate into increased demand for VSF.

A total capital outlay of over Rs.533 crores towards capacity expansion and modernization at its VSF plants has been planned. This will increase VSF capacity to 3,12,450 tons per annum from its current level of 2,53,675 tons.

As a pro-active step towards becoming self-sufficient in pulp and thereby reinforcing its competitive edge in the cellulosic manmade fibre sector, the Company, along with the overseas group companies, plans to set up fully integrated operations at Laos. To this end, the Company would develop plantations over the next 7 years. The plantation cost would be around US$ 50 mn. (Rs.226 crores), to be spent over a period of 7 years. The Company's investment in the project, over a period of 7 years, would be to the tune of US$ 26 mn. (Rs.118 crores) by way of equity participation.

The pulp plant is proposed to be set up in 6th and 7th year, at an estimated outlay of US$ 300 mn. (Rs.1357 crores), which will be funded by a mix of debt and equity. The Company's outlay at that stage will be US$ 38 mn. (Rs.172 crores).

This backward integration measure would enable procuring quality wood pulp in adequate quantities and strengthen its VSF Business.

The outlook for the VSF business remains positive due to the expected increase in demand, post MFA abolition, planned VSF capacity expansion and augmenting of captive pulp supply through global plants.

Cement Business

Grey Cement business achieved a higher capacity utilization of 98% as against 93% in the corresponding quarter. Higher volumes and realizations also contributed to the improved performance of the Business during the quarter. Sales volumes were up by 7% at 3.25 Mn. tons, while realizations were higher by 3% at Rs.1927 per ton.

The Company has envisaged a total capital outlay of around Rs.951 crores towards modernization, capacity expansion, de-bottlenecking and an increased power plant capacity.

Cement Subsidiaries:
UltraTech Cement Limited achieved a cement sale of 2.7 Mn. tons and clinker sale of 0.2 Mn. tons, of the aggregate amount of Rs.581crores. Realizations were up by 7% at Rs.1910 per ton. Its performance during the quarter was affected due to the floods at the Company's plant in Gujarat and the planned shutdown for maintenance at each of its production lines and jetty. Due to the change in product mix from clinker to cement for the export market, cement exports more than doubled from 1.17 lac tons to 2.51 lac tons.

A capex of Rs.987 crores, largely towards setting up of a new power plant, de-bottlenecking and modernization, has been allocated.

Grasim's another subsidiary, Shree Digvijay Cement Company Limited's performance on all the three major parameters, viz., Production, Sales volumes and Realisations has been encouraging.

Given the Government's renewed focus and efforts towards the development of the infrastructure sector at a faster pace and the continued strong growth in housing sector, the long-term outlook of Grasim's Cement business promises to be buoyant.

Sponge Iron Business

The performance of the Sponge Iron business was seriously constrained due to a steep escalation in the cost of production by more than 50%, arising out of disruption in supply of natural gas, use of alternate fuels and a steep rise in key input costs, viz., natural gas, iron ore, pellets, etc.

Average availability of natural gas during Q2 remained poor on account of the devastating fire at ONGC's Mumbai High Terminal, which badly damaged their Gas generating station and platforms. As a result of this, the gas supply from GAIL was disrupted resulting in production being down by 38% at 1,25,944 tons.

Sales volumes were lower by 26% at 1,40,275 tons. Realizations, however, rose marginally by 2% over the corresponding quarter, at Rs.11,956 per ton, due to the scrap prices ruling high during the first two months of the quarter. Operating margins continued to face a squeeze, as input costs rose steeply.

The performance of the business in the 2nd half is expected to be better due to a partial improvement in the supply of gas.

The long-term outlook for the Sponge Iron Business is positive, considering the healthy growth in steel demand globally. On the realization front too, things look better, fuelled by the firm global scrap prices. The Company's thrust will continue to be on optimum utilization of plant capacity and asset sweating. The availability of natural gas, which will remain an area of concern in the short-term, is expected to improve by early 2007, as the Dahej-Uran gas pipeline is expected to be commissioned by then.

Chemical Business

The Chemical business put up yet another good performance during the quarter. Production and Sales volumes were up by 10% and 8% respectively. Realisations soared by 22% over the corresponding quarter, at Rs.21,884 per ton, due to higher international caustic prices and firm chlorine and HCL prices. Operating margins appreciated handsomely.

The Company plans to convert its remaining mercury cell based capacity into membrane cell involving a total capital outlay of Rs.148 crores. Improved productivity and reduction in power costs will be the major benefits.

The Company will continue its focus on optimum resource utilization and development of ancillary products, leading into enhanced growth and profitability.

Outlook

Grasim's strong fundamentals, its unrelenting focus on operational excellence, cost optimization, effective financial management, continuous restructuring of business processes, together with the expected improvement in the cement sector, augur well for the Company. The prospects for Grasim continue to be bright.

G. P. KAPADIA & CO.
CHARTERED ACCOUNTANTS

PHONES : 2265 4239, 2265 4298, 2265 4313
FAX : (91-22) 2265 4256
E-mail : gpkco@yahoo.com

Hamam House
Ambalal Doshi Marg,
(HAMAM STREET)
Mumbai 400 001

AUDITORS' REPORT

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

On Limited Review of unaudited Financial Results for the half year ended on 30th September 2005.

We have reviewed the accompanying statement of unaudited financial results of **Grasim Industries Ltd.** ('the Company') for the six months ended 30th September 2005. In this statement, the results of Cement Division and Vikram Woollens Division, which have been subjected to a limited review by the branch auditors of the Company, are incorporated. In consolidated results, the unaudited results of subsidiary companies viz. UltraTech Cement Limited, Shree Digvijay Cement Company Limited and Dakshin Cement Limited which have been subjected to limited review by their respective statutory auditors and the statement of other subsidiary companies and joint ventures as certified by the respective management, are incorporated. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Particulars relating to the aggregate of non-promoter shareholding and investor complaints have been traced from the details furnished by the Company.

Based on our review conducted as stated above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the Accounting Standards and other recognised accounting practices has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For G.P. KAPADIA & CO.
Chartered Accountants

[Atul B. Desai]
Partner
Membership No. 30850

G. P. KAPADIA & CO. MUMBAI CHARTERED ACCOUNTANTS

Mumbai,
Dated : 26 October 2005

GRASIM

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30th SEPTEMBER 2005

I. CONSOLIDATED RESULTS :

Rs in Crores

	Three Months Ended 30th September 2005	Three Months Ended 30th September 2004	Six Months Ended 30th September 2005	Six Months Ended 30th September 2004	Full Year Ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**2,327.65**	**2,221.72**	**4,795.76**	**4,501.45**	**9,317.27**
Other Income	44.69	38.18	120.19	89.50	217.64
Expenditure :					
- Decrease / (Increase) in Stock	44.42	(65.63)	(15.26)	(79.17)	(122.14)
- Raw Material Consumed	520.42	539.12	1,097.96	1,048.11	2,235.35
- Purchases of Finished Goods	32.55	18.37	45.71	28.92	56.20
- Payment to & Provision for Employees	134.93	126.19	257.95	260.32	550.41
- Power & Fuel	484.09	515.52	997.53	1,008.15	2,014.79
- Freight , Handling & Other Expenses	314.19	250.55	687.18	516.96	1,104.04
- Other Expenditure	380.80	337.72	743.47	685.21	1,423.97
Total Expenditure	**1,911.40**	**1,721.84**	**3,814.54**	**3,468.50**	**7,262.62**
Interest	53.95	70.42	110.60	139.21	284.67
Gross Profit	**406.99**	**467.64**	**990.81**	**983.24**	**1,987.62**
Depreciation	137.35	148.36	272.76	283.16	556.13
Profit before Exceptional Items and Tax Expense	**269.64**	**319.28**	**718.05**	**700.08**	**1,431.49**
Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
Impairment of Goodwill	-	-	-	-	(162.45)
Profit before Tax Expense	**269.64**	**319.28**	**718.05**	**700.08**	**1,303.39**
Provision for Current Tax	(85.63)	(110.87)	(218.85)	(229.89)	(483.27)
Provision for Deferred Tax	16.91	(1.23)	30.41	(74.97)	41.18
Net Profit	**200.92**	**207.18**	**529.61**	**395.22**	**861.30**
Less : Minority Share	0.50	(7.80)	33.11	(24.91)	(15.18)
Less: Pre-acquisition Profit / (Loss)	-	(0.23)	-	(3.85)	(3.85)
Net Profit (After Minority's Share)	**200.42**	**215.21**	**496.50**	**423.98**	**880.33**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					3,946.56
Basic & Diluted EPS for the period (Rupees)	**21.86**	**23.47**	**54.15**	**46.24**	**96.01**

II. STANDALONE RESULTS :

	Three Months Ended 30th September 2005	Three Months Ended 30th September 2004	Six Months Ended 30th September 2005	Six Months Ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
Net Sales / Income from Operations	**1,639.10**	**1,533.50**	**3,192.32**	**3,050.58**	**6,252.42**
Other Income	30.83	30.44	96.32	46.70	167.03
Expenditure :					
- Decrease / (Increase) in Stock	68.44	(26.16)	25.55	(22.50)	(100.67)
- Raw Material Consumed	442.47	458.42	911.79	880.19	1,869.33
- Purchases of Finished Goods	63.02	12.83	91.15	22.52	49.02
- Payment to & Provision for Employees	104.21	93.53	200.59	185.31	382.64
- Power & Fuel	259.76	261.77	509.67	500.15	1,031.34
- Freight , Handling & Other Expenses	169.53	140.26	349.71	280.04	586.06
- Other Expenditure	209.85	193.54	407.73	375.46	817.04
Total Expenditure	**1,317.28**	**1,134.19**	**2,496.19**	**2,221.17**	**4,634.76**
Interest	23.74	36.70	50.27	69.59	138.76
Gross Profit	**328.91**	**393.05**	**742.24**	**806.52**	**1,645.93**
Depreciation	71.96	70.61	142.44	140.41	284.57
Profit before Exceptional Items and Tax Expense	**256.95**	**322.44**	**599.80**	**666.11**	**1,361.36**
Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
Provision for diminution in value of investment and loans	-	-	-	-	(92.00)
Profit before Tax Expense	**256.95**	**322.44**	**599.80**	**666.11**	**1,303.71**
Provision for Current Tax	(78.60)	(99.00)	(175.90)	(209.00)	(451.00)
Provision for Deferred Tax	9.30	(3.50)	14.70	(18.00)	33.00
Net Profit	**187.65**	**219.94**	**438.60**	**439.11**	**885.71**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.69	91.69	91.69	91.69	91.69
Reserves excluding Revaluation Reserve					4,231.96
Basic & Diluted EPS for the period (Rupees)	**20.47**	**23.99**	**47.84**	**47.89**	**96.60**

Aggregate of Non-Promoter Shareholding			
- Number of Shares	68776304	71562947	71541071
- Percentage of Shareholding	75.02%	78.06%	78.04%

Cont... ... 2

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Three Months ended 30th September 2005	Three Months ended 30th September 2004	Six Months ended 30th September 2005	Six Months ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	513.70	528.17	947.26	1,035.46	2,009.25
b Cement	1,445.31	1,297.12	3,092.16	2,696.37	5,654.12
c Sponge Iron	170.38	227.51	390.84	477.46	1,021.48
d Chemicals	104.10	81.36	203.56	153.83	351.76
e Textiles	73.65	77.68	126.44	130.10	260.25
f Others	54.83	43.86	109.34	77.72	180.81
TOTAL	2,361.97	2,255.70	4,869.60	4,570.94	9,477.67
(Less) : Inter Segment Revenue	(34.32)	(33.98)	(73.84)	(69.49)	(160.40)
Net Sales / Income from Operations	**2,327.65**	**2,221.72**	**4,795.76**	**4,501.45**	**9,317.27**
2. SEGMENT RESULTS					
a Fibre & Pulp	106.90	164.29	182.52	298.63	554.60
b Cement	171.48	119.00	445.52	314.58	578.67
c Sponge Iron	(8.24)	65.10	52.46	167.97	355.17
d Chemicals	30.99	16.81	64.13	24.38	86.98
e Textiles	1.91	1.75	1.33	0.67	(0.46)
f Others	8.82	5.27	17.50	10.09	29.45
TOTAL	311.86	372.22	763.46	816.32	1,604.41
Add / (Less) :					
Interest	**(53.95)**	**(70.42)**	**(110.60)**	**(139.21)**	**(284.67)**
Net Unallocable Income / (Expenditure)	11.73	17.48	65.19	22.97	111.75
Profit before Exceptional Items and Tax Expense	**269.64**	**319.28**	**718.05**	**700.08**	**1,431.49**
Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
Impairment of Goodwill	-	-	-	-	(162.45)
Profit Before Tax Expense	**269.64**	**319.28**	**718.05**	**700.08**	**1,303.39**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			979.45	875.23	1,054.62
b Cement			6,814.43	7,003.21	6,887.92
c Sponge Iron			478.55	445.76	511.68
d Chemicals			200.68	203.80	212.65
e Textiles			105.59	108.35	101.37
f Others			347.78	354.45	364.86
TOTAL			8,926.48	8,990.80	9,133.10
g Unallocated Corporate Capital Employed			1,011.89	1,017.51	567.98
TOTAL CAPITAL EMPLOYED			**9,938.37**	**10,008.31**	**9,701.08**

IV. SEGMENT REPORTING - STANDALONE

	Three Months ended 30th September 2005	Three Months ended 30th September 2004	Six Months ended 30th September 2005	Six Months ended 30th September 2004	Full Year ended 31st March 2005 (Audited)
1. SEGMENT REVENUE					
a Fibre & Pulp	499.84	515.71	918.12	1,011.13	1,962.70
b Cement	825.45	665.22	1,627.26	1,347.55	2,803.92
c Sponge Iron	170.38	227.51	390.84	477.46	1,021.48
d Chemicals	104.10	81.36	203.56	153.83	351.76
e Textiles	73.65	77.68	126.44	130.10	260.25
TOTAL	1,673.42	1,567.48	3,266.22	3,120.07	6,400.11
(Less) : Inter Segment Revenue	(34.32)	(33.98)	(73.84)	(69.49)	(147.69)
Net Sales / Income from Operations	**1,639.10**	**1,533.50**	**3,192.38**	**3,050.58**	**6,252.42**
2. SEGMENT RESULTS					
a Fibre & Pulp	107.31	164.45	183.98	298.51	553.58
b Cement	132.25	93.83	279.56	221.49	393.09
c Sponge Iron	(8.24)	65.10	52.46	167.97	355.17
d Chemicals	30.99	16.81	64.13	24.38	86.98
e Textiles	1.91	1.75	1.33	0.67	(0.46)
f Others	(0.03)	(0.28)	(1.35)	(0.29)	0.01
TOTAL	264.19	341.66	580.11	712.73	1,388.37
Add / (Less) :					
Interest	**(23.74)**	**(36.70)**	**(50.27)**	**(69.59)**	**(138.76)**
Net Unallocable Income / (Expenditure)	16.50	17.48	69.96	22.97	111.75
Profit before Exceptional Items and Tax Expense	**256.95**	**322.44**	**599.80**	**666.11**	**1,361.36**
Surplus on pre-payment of sales tax loan	-	-	-	-	34.35
Provision for diminution in value of investment and loan	-	-	-	-	(92.00)
Profit Before Tax Expense	**256.95**	**322.44**	**599.80**	**666.11**	**1,303.71**
3. CAPITAL EMPLOYED					
a Fibre & Pulp			951.71	851.86	1,026.77
b Cement			2,112.70	2,109.09	2,132.02
c Sponge Iron			478.55	445.76	511.69
d Chemicals			200.68	203.80	212.65
e Textiles			105.59	108.35	101.37
f Others			1.53	2.13	3.14
TOTAL			3,850.76	3,720.99	3,987.64
g Unallocated Corporate Capital Employed			3,378.81	3,455.14	2,948.55
TOTAL CAPITAL EMPLOYED			**7,229.57**	**7,176.13**	**6,936.19**

Cont... ... 3

V. NOTES

1 Consolidated Financial Results have been prepared in accordance with Accounting Standard on Consolidated Financial Statements (AS-21) and Accounting Standard on Financial Reporting of Interest in Joint Ventures (AS-27) issued by the Institute of Chartered Accountants of India.

2 The operations at the Company's Viscose Staple Fibre plant at Nagda were suspended for eight days and Chemical plant at Nagda operated at about sixty percent of its capacity for twelve days during the quarter ended 30th September, 2005, due to water shortage.

3 The workers of Company's one of the Viscose Staple Fibre plants, at Harihar in Karnataka, have gone on strike since 17th October, 2005. Consequently manufacturing activities at the above plant are suspended. The turnover of this plant constitutes about 15% of the Fibre and Pulp business and 4.75% of total turnover of the Company.

4 Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as differential risks and return of these segments. Details of products included in each of the above segments are as under:

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Cement	- Grey & White Cement
Sponge Iron	- Sponge Iron
Chemicals	- Caustic Soda & Allied Chemicals
Textiles	- Fabric & Yarn
Others	- Mainly Telecom (in consolidated results)

5 During the quarter, total three investor complaints were received, all of which have been attended by the Company. No complaints were pending at the beginning and at the end of the quarter.

6 Previous period's figures have been regrouped / rearranged wherever necessary to conform to this period's classification.

7 The above results have been reviewed by the Audit Coommittee, and have been taken on record at the meeting of the Board of Directors held on 26th October, 2005. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of Board of Directors

Place : Mumbai
Date : 26th October, 2005

D. D. Rathi
Whole-time Director